                                              Filed pursuant to Rule 424(b)(3)
                                          Registration Statement No. 333-05535




Prospectus Supplement No. 1, dated October 23, 1996
         (To Prospectus dated September 19, 1996)


                                   [AAI logo]


                      Applied Analytical Industries, Inc.

                                  Common Stock
                          (par value $0.001 per share)




         On October 23, 1996, the Company announced results for the third quarter and the nine months ended September 30, 1996. Net income for the third quarter of 1996 increased by 22% to $799,000, compared to pro forma net income of $655,000 in the third quarter of 1995. Third quarter earnings per share were $0.06 versus $0.05 in the corresponding period of 1995. Net income for the nine months ended September 30, 1996 increased 127% to $2.2 million, compared to pro forma net income of $967,000 for the same period last year. Nine month earnings per share increased by 125% to $0.18 versus pro forma earnings per share of $0.08 in the corresponding period of 1995. Net income and earnings per share for the 1995 periods include a pro forma income tax provision because the Company was treated as a Subchapter S Corporation for income tax purposes during these periods.

         Revenues for the third quarter increased to $10.4 million compared to $8.9 million in the third quarter of 1995. Revenue for fee-for-service business grew 23% to $10.1 million from $8.2 million in the corresponding quarter of 1995. Licensing revenues for the quarter were $312,000 as compared to $738,000 in the corresponding period of 1995. All of the Company's license revenues for the entire year of 1995 occurred in the third quarter of 1995. Revenue for the nine months ended September 30, 1996 for the Company's core fee-for-service business increased to $29.9 million from $24.8 million for the same period of 1995. License revenues for the nine months grew 69% to $1.2 million, versus $738,000 for the equivalent period in 1995. In total, revenues for the nine months ended September 30, 1996 increased 22% to $31.2 million, compared to $25.5 million in 1995.

         In September 1996, the Company completed its initial public offering of 3.1 million shares at $16 per share, providing the Company with net proceeds of approximately $45 million.
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                      Applied Analytical Industries, Inc.
                   Condensed Consolidated Statement of Income
                     (In thousands, except per share data)
                                  (Unaudited)


                                            Quarter Ended                            Nine Months Ended
                                            September 30,                              September 30,
                                       1996                    1995               1996                  1995
                                       ----                    ----               ----                  ----
Net Sales                              $10,396                $8,932             $31,170                $25,533
                                       -------                ------             -------                -------

Costs and Expenses:

Cost of Sales                            4,194                 3,476              13,010                 10,746
Selling Expense                          1,448                 1,305               4,575                  3,655
General & Administrative Expense         2,016                 1,959               6,672                  5,951
Research & Development Expense           1,398                   939               3,189                  2,294
Other Expense/(Income), net                 40                   220                  61                    624
                                        ------                ------             -------                -------
                                         9,096                 7,899              27,507                 23,270
                                        ------                ------             -------                -------

Income before Income Taxes               1,300                 1,033               3,663                  2,263
Income Taxes (1)                           501                   433               1,468                    937
Equity (Income)/Loss                         0                   (55)                  0                    359
                                        ------                -------            -------                -------
Net Income (1)                          $  799                $  655             $ 2,195                $   967
                                        ------                -------            -------                -------

Earnings per share (1)(2)               $  .06                $  .05             $   .18                $   .08
Weighted Average Shares (2)             13,484                11,918              12,444                 11,918



(1) These items for 1995 are presented on a pro forma basis because they include a pro forma income tax provision. Prior to November 1995 the Company was treated as an S corporation for income tax purposes.

(2) Weighted average common shares outstanding for 1995 reflects the impact of the issuance of 3,105,000 shares of common stock in the Company's initial public offering, completed on September 25, 1996.





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